Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

February 25, 2010
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
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RE: Van Kampen Trust II
File Numbers 811-22242 and 333-153900
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on December 18, 2009 by Van Kampen Trust II (the “Trust”), on behalf of its series, Van Kampen Global Tactical Asset Allocation Fund and Van Kampen Global Bond Fund (the “Funds”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Funds, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 6 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about February 25, 2010.
Comments to both Funds’ Prospectuses

Comment 1	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 1	The Funds notes that the disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks.” Thus, the Funds have not added any additional disclosure.

Comment 2	Funds with names that include the word “global,” which suggest broad diversification throughout the world, should disclose policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. See Investment Company Act Release No. 24828 (January 17, 2001). Please confirm that the Funds have the requisite policies.

Response 2	Each of Van Kampen Global Tactical Asset Allocation Fund and Van Kampen Global Bond Fund has a policy, under normal market conditions, to invest at least 40% of its total assets in non-U.S. securities and other instruments and will invest in generally eight or more countries (including the United States). The Funds believe that this policy is consistent with Investment Company Act Release No. 24828 (January 17, 2001).

Comment 3	In the section entitled “Summary – Fees and Expenses of the Fund,” for any line item where “None” appears across all share classes, the Funds may remove the line item.

Response 3	The Funds acknowledge the comment and opt to retain the line items for which “None” appears across all share classes.

Comment 4	In the section entitled “Summary – Fees and Expenses of the Fund,” please supplementally explain the term “generally” in the line item “Account Maintenance (Low Balance) Fee (for accounts generally under $750)” [emphasis added].

Response 4	The term “generally” is used because the Low Balance Amount is expected to be $750, but may be adjusted for any year depending on market conditions. The Low Balance Amount and the date on which it will be deducted from any shareholder account will be posted on Van Kampen’s web site, on or about November 1 of each year. Shareholders may also call Van Kampen for the Low Balance Amount and the date on which it will be deducted from shareholder accounts. The Funds note that this information is disclosed in the section of the prospectus entitled “Purchase of Shares – How to Buy Shares.” Prior to the implementation of the new Form N-1A, the Funds had included a footnote to their fee tables that included a cross reference to such section of the prospectus so that shareholders would be alerted that additional information regarding such Low Balance Amount could be found elsewhere in the prospectus. The Funds respectfully note that the Staff has previously commented on other Van Kampen Funds, as well as with respect to this Registration Statement, that only footnotes that are expressly permitted or required by Form N-1A may appear below the fee table. Thus, the Funds have used the term “generally” in the line item in the fee table to reflect that the fee is generally $750, but may be adjusted from time to time.

Comment 5	In the section entitled “Summary – Fees and Expenses of the Fund,” please confirm that all footnotes to the fee table therein are either required or permitted by Form N-1A.

Response 5	The Funds confirm that all such footnotes are permitted by Form N-1A. Footnotes 1 and 2 relate to the deferred sales charges applicable to such classes of shares, which are permitted by Instruction 2(a)(i) of Item 3. Footnote 3 relates to the fee waiver and/or expense reimbursement, which is permitted by Instruction 3(e) of Item 3.

Comment 6	With respect to footnote 3 which relates to the fee waiver in the fee table in the section entitled “Summary – Fees and Expenses of the Fund,” please confirm that such footnote conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that a fund briefly describe who can terminate the waiver arrangement and under what circumstances.

Response 6	The Funds believe that the footnote referenced complies with Instruction 3(e) of Item 3 of Form N-1A.

Comment 7	In the entitled “Summary – Fees and Expenses of the Fund,” if the Funds invest in underlying funds, please add the line item to the fee table required by Instruction 3(f)(i) of Form N-1A.

Response 7	Van Kampen Global Bond Fund does not invest in other investment companies. With respect to Van Kampen Global Tactical Asset Allocation Fund, the fees and expenses incurred indirectly by such Fund as a result of investment in shares of any underlying funds does not exceed 0.01% of the average net assets of such Fund. Thus, neither Fund has included a separate line item and Van Kampen Global Tactical Asset Allocation Fund has instead included such amounts, if any, in “Other expenses” as permitted by the Instruction referenced by the Staff.

Comment 8	In the entitled “Summary – Fees and Expenses of the Fund,” please revise the line item entitled “Total annual fund operating expenses after fee waiver and/or expense reimbursement” to state “Net annual fund operating expenses after fee waiver and/or expense reimbursement” [emphasis added].

Response 8	The Funds have revised the line item as requested.

Comment 9	In the section entitled “Summary – Principal Investment Risks – Foreign securities,” please revise the disclosure to reflect that emerging market country issuers are subject to heightened risks as compared to non-emerging market country foreign issuers.

Response 9	The Funds have revised the disclosure as requested.

Comments to Van Kampen Global Bond Fund only

Comment 10	With respect to the word “bond” in the Fund’s name, please confirm that the Fund has the policy required by Rule 35d-1 under the 1940 Act.

Response 10	The Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, securities issued or guaranteed by non-U.S. governments, their agencies or instrumentalities, corporate bonds and notes issued by U.S. and non-U.S. entities of any size, mortgage-related or mortgage-backed securities, including CMOs, asset-backed securities, floating rate securities, zero coupon and stripped securities. The Fund believes that such policy meets the requirements of Rule 35d-1 under the 1940 Act.

Comment 11	In the first paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” the Fund used the term “include” to indicate in which fixed income securities the Fund invests. Please confirm that all fixed income securities in which the Funds invests are listed.

Response 11	The Fund has revised the disclosure to list all securities in which the Fund principally invests.

Comment 12	In the first paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” please add disclosure that states that any derivative instruments that will be counted for purposes of the Fund’s 80% policy will be positively correlated to securities that comprise such 80% policy.

Response 12	The Fund notes that the following disclosure is currently in the section referenced:

To the extent that the Fund invests in derivative instruments that the Fund’s portfolio management team believes have economic characteristics similar to the fixed income securities that comprise the Fund’s 80% policy set forth above, such investments will be counted for the purposes of the Fund’s 80% policy discussed above. [emphasis added]

The Fund believes that the phrase “economic characteristics similar to the fixed income securities that comprise the Fund’s 80% policy” has substantially the same meaning as the phrase “positively correlated to the fixed income securities that comprise the Fund’s 80% policy.” In addition, the Fund believes that its disclosure as currently stated is Plain English and more commonly understood by shareholders than the phrase “positively correlated.” Thus, the Fund respectfully does not believe that additional disclosure is necessary.

Comment 13	In the first sentence of the third paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” it states the following: “[t]he Fund invests in fixed income securities, which generally refers to a security that provides for one or more interest payments and a return of principal at maturity.” If the Fund is referring to preferred securities in this sentence, please add disclosure to this effect.

Response 13	The Fund is not referring to preferred securities in the sentence referenced by the Staff and thus, the Fund has not added any additional disclosure.

Comment 14	In the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” please confirm that the placement of the paragraphs entitled “Understanding Maturity” and “Understanding Duration” are appropriately located.

Response 14	The Fund notes that the paragraphs referenced by the Staff are within a grayed-out graphic box, separated from the normal text of the section. Such box is not shown appropriately in the EDGAR filing format and thus, the Staff’s version of the prospectus does not show the graphic. The Fund believes that the graphic box is appropriately located.

Comment 15	In the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks – Mortgage-Related or Mortgage-Backed Securities,” please add disclosure regarding the recent financial difficulties experienced by the Government National Mortgage Association and the Federal National Mortgage Association.

Response 15	The Fund has added the disclosure as requested.

Comments to Van Kampen Global Tactical Asset Allocation Fund only

Comment 16	In the section entitled “Summary – Principal Investment Risks – Inflation-linked fixed securities risk,” please add the word “income” after “fixed.”

Response 16	The Fund has added the word “income” as requested.

Comments to the Statement of Additional Information

Comment 17	With respect to disclosure in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Strategic Transactions – Combined Transactions,” if such transactions are a principal investment strategy of either Fund, please add relevant disclosure to such Fund’s prospectus.

Response 17	Combined transactions as disclosed in the section referenced by the Staff is not a principal investment strategy of either Fund, and thus, neither Fund has added any additional disclosure to its prospectus.

Comment 18	With respect to restriction 1 in the section entitled “Investment Restrictions,” please add disclosure indicating each Fund’s current policy with respect thereto.

Response 18	The Funds note that the following disclosure is currently in the section of the Statement of Additional Information entitled “Investment Restrictions – Non-Fundamental Policies”:

Each Fund has adopted the following operating policies, which may be amended by its Board of Trustees. Each Fund shall not...borrow money except for temporary purposes and then inn an amount not in excess of 5% of the value of the total assets of the Fund at the time the borrowing is made.

Thus, the Funds respectfully do not believe that any additional disclosure is necessary.
*           *           *
          In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor